Regal Beloit Corporation

Second Quarter 2014

Earnings Conference Call

July 30, 2014

Mark Gliebe
Chairman and
Chief Executive Officer

Jon Schlemmer
Chief Operating Officer

Chuck Hinrichs
Vice President
Chief Financial Officer

John Perino
Vice President
Investor Relations



Safe Harbor Statement

This presentation contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995.

Forward-looking statements represent our management's judgment regarding future events. In many cases, you can identify forward-looking statements by terminology such as "may," "will," "plan," "expect," "anticipate," "estimate," "believe," or "continue" or the negative of these terms or other similar words. Actual results and events could differ materially and adversely from those contained in the forward-looking statements due to a number of factors, including: uncertainties regarding our ability to execute our restructuring plans within expected costs and timing; actions taken by our competitors and our ability to effectively compete in the increasingly competitive global electric motor, power generation and mechanical motion control industries; our ability to develop new products based on technological innovation and the marketplace acceptance of new and existing products; fluctuations in commodity prices and raw material costs; our dependence on significant customers; issues and costs arising from the integration of acquired companies and businesses, including the timing and impact of purchase accounting adjustments; unanticipated costs or expenses we may incur related to product warranty issues; our dependence on key suppliers and the potential effects of supply disruptions; infringement of our intellectual property by third parties, challenges to our intellectual property, and claims of infringement by us of third party technologies; increases in our overall debt levels as a result of acquisitions or otherwise and our ability to repay principal and interest on our outstanding debt; product liability and other litigation, or the failure of our products to perform as anticipated, particularly in high volume applications; economic changes in global markets where we do business, such as reduced demand for the products we sell, currency exchange rates, inflation rates, interest rates, recession, foreign government policies and other external factors that we cannot control; unanticipated liabilities of acquired businesses; affect on earnings of any significant impairment of goodwill or intangible assets; cyclical downturns affecting the global market for capital goods; difficulties associated with managing foreign operations; and other risks and uncertainties including but not limited to those described in Item 1A-Risk Factors of the Company's Annual Report on Form 10-K/A filed on February 26, 2014 and from time to time in our reports filed with U.S. Securities and Exchange Commission. All subsequent written and oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by the applicable cautionary statements. The forward-looking statements included in this presentation are made only as of their respective dates, and we undertake no obligation to update these statements to reflect subsequent events or circumstances.

Non-GAAP Financial Measures

We prepare financial statements in accordance with accounting principles generally accepted in the United States (GAAP). We also disclose adjusted diluted earnings per share (EPS), adjusted gross profit, adjusted gross profit as a percentage of net sales, adjusted income from operations, and free cash flow and free cash flow as a percentage of adjusted net income attributable to Regal Beloit Corporation, organic growth, (collectively, "non-GAAP financial measures"). We use these measures in our internal performance reporting and for reports to the Board of Directors. We also periodically disclose certain of these measures in our quarterly earnings releases, on investor conference calls, and in investor presentations and similar events. We believe that these non-GAAP financial measures are useful measures for providing investors with additional insight into our operating performance. This additional information is not meant to be considered in isolation or as a substitute for our results of operations prepared and presented in accordance with GAAP. Free cash flow is defined as net cash provided by operating activities less additions to property, plant and equipment adjusted for grants received for capital expenditures.

Agenda

Opening Comments	Mark Gliebe
Financial Update	Chuck Hinrichs
Operations Update	Jon Schlemmer
Summary	Mark Gliebe
Q&A	All

Opening Comments – 2nd Quarter Results

> Solid 2nd Quarter Results in Sales, Earnings and Free Cash Flow

> Adjusted EPS* in Line with Guidance

> Revenues Up 3.5% Over Prior Year

- N.A. HVAC ⬆

- Europe ⬆

- Power Generation ⬆

- N.A. Mechanical ⬆

- N.A. C&I Motors ⬇

- China and India ⬇

- Australia ⬇

- Cemp and Hy-Bon Acquisitions ⬆

* **Non-GAAP Financial Measurement, See Appendix for Reconciliation**

Opening Comments – 2nd Quarter Results

REGAL

> Improvement in Operating Profit Margin

> Simplification Projects Progressing

  – Acuna and Australia on Schedule

  – Springfield Timing Delaying Benefits

  – No Change in Expected Benefits

> Announced Closure of Two U.S. Plants

> Strong Free Cash Flow Performance

> Announced Benshaw Acquisition

REGAL

Opening Comments - 3rd Quarter Outlook

> Growth in N.A. HVAC

> Flat in N.A. C&I

> Strong Growth in Mechanical and Europe

> Improvement in China and India, Weakness in Australia

> Instability and Uncertainty in Venezuelan Market

   – $4 to $5 Million Margin Decline

> Benefits from Springfield Transition Delayed

2nd Quarter Financial Results

ADJUSTED DILUTED EARNINGS PER SHARE*	Three Months Ended		Six Months Ended	
	Jun 28, 2014	Jun 29, 2013	Jun 28, 2014	Jun 29, 2013
GAAP Diluted Earnings Per Share	$ 1.24	$ 1.13	$ 2.20	$ 2.22
Restructuring Costs	0.05	0.02	0.11	0.03
Purchase Accounting Costs	0.01	—	0.03	—
Retroactive Tax Credit	—	(0.02)	—	(0.04)
Gain on Disposal on Real Estate	(0.03)	—	(0.03)	—
Adjusted Diluted Earnings Per Share	$ 1.27	$ 1.13	$ 2.31	$ 2.21

> Restructuring Charges in 2Q 2014 of $3.6 Million

– $3.3 Million in COGS and $0.3 Million in SG&A

> Adjusted EPS in Line with Guidance of $1.24 to $1.32

* **Non-GAAP Financial Measurement, See Appendix for Reconciliation**

2nd Quarter Financial Results

> Sales of $850.4 Million, Up 3.5% from Prior Year
  - Foreign Currency Translation Reduced Total Net Sales by 0.4%
  - Sales from Acquired Businesses $31.8 Million
  - Organic Sales Flat to Prior Year*

> Adjusted Gross Margin* of 25.2% vs. 25.6% in Prior Year
  - Adjusted for Restructuring and Purchase Accounting

> Operating Expenses of $122.3 Million, down ~4% YOY
  - $5.0 Million SG&A of Acquired Companies
  - $0.3 Million of Restructuring Charges
  - $0.6 Million of Acquisition Expenses
  - $2.0 Million Gain on Property Sale

* **Non-GAAP Financial Measurement, See Appendix for Reconciliation**

Key Financial Metrics

Capital Expenditures

> $20.6 Million in 2Q 2014
> $80-$85 Million Est. for FY 2014

Effective Tax Rate (ETR)

> 26.5% ETR in 2Q 2014
> ~ 27% ETR Est. for 2H 2014

Balance Sheet at June 28, 2014

> Total Debt of $767 Million
> Net Debt of $322 Million
> Debt to Adj. LTM EBITDA* 1.8 x
> Net Debt to Adj. EBITDA*   0.8 x

2Q 2014 Free Cash Flow*

> $79 Million
> 140.4% of Net Income
> 102.4% of Net Income YTD

* **Non-GAAP Financial Measurement, See Appendix for Reconciliation**

3rd Quarter 2014 Guidance

> GAAP EPS Guidance of $1.05 to $1.13

> Adjusted EPS Guidance of $1.12 to $1.20
  – $0.05 of Restructuring Charges
  – $0.02 of Purchase Accounting Adjustments

> $4 to $5 Million Profit Headwind from Venezuelan Operations

> Guidance Excludes Potential Devaluation of the Venezuelan Bolivar
  – SICAD I Exposure ~$5-7 Million
  – SICAD II Exposure ~$9-14 Million

End Market Update

> Solid N.A. Residential Product Growth

– N.A. HVAC Up 3.3%

– Similar Growth in non-HVAC Residential Products

– Expecting Mid Single Digit Growth in 3Q

> N.A. Commercial & Industrial Motor Sales Down 2.7%

– Commercial & Industrial Refrigeration and Irrigation Sales Down

– Expecting Flat Revenues in 3Q

> Global Power Generation Sales Growth

– New Customers, New Products, Data Center Strength

End Market Update

> N.A. Mechanical Sales Increased 2.8%

 – Driven by Increased Demand for Hydraulic Fracturing Equipment

 – Improved Distribution Sales

 – Expecting Solid Growth in 3Q

> International Sales Mixed

 – Growth in Europe and Latin America

 – China Sales Down Slightly

 – Challenging Conditions Continue in Australia

 – India Sales Down Slightly, Industrial Markets Challenging

> Energy Efficient Product Sales Grew by 4%

Design Platform Simplification

Platform	Description	
 **48 Frame**	**Fractional HVAC Motors**	
 **3.3"**	**Fractional HVACR Motors and Blowers**	
 **Worm Gear**	**Mechanical**	
 **IEC (IE3)**	**Industrial Motors for Asia and Europe**	
 **48/56 Frame**	**Fractional C&I Motors**	

TerraMAX Industrial Motors

> One Platform for the IEC Industrial Motor Market

> High Efficiency Design (IE3)

> 1 to 500 Horsepower

> Produced in New Wuxi China Facility

> Destination Platform to Replace Multiple Existing Product Designs

> Europe Moving to IE3 in Jan 2015, Conversion Expected over Next Three Years



Footprint Simplification

REGAL

> Springfield, Acuna and Australia Programs
  - Progressing Forward, Customer Demand Creating Challenges
  - Expect to See Benefits in 4Q and 2015

> Announced Closure of Two Kentucky Manufacturing Facilities
  - Moves Motor Parts Production Closer to Motor Assembly Operations
  - Expect to be Completed by end of 3Q 2015
  - ~$7M Restructuring Expense, ~$5M Annual Savings



Total Simplification Restructuring Expense ($M)

4Q13 A	1Q14 A	2Q14 A	3Q14E	4Q14E	1H15E
$2.7	$4.2	$3.6	$3.7	$2.9	$4.3

Benshaw Overview



> Manufacturer of Custom Low and Medium Voltage Drives and Soft Starters

> Annual Sales of $60 Million

> End Markets Include Commercial HVAC, Oil & Gas and General Industries



Fits Well with Unico and Global C&I Businesses

Benshaw Overview

> Complementary product lines for existing motors and low voltage drives

> Increases capability to provide variable speed solutions and energy efficiency

> Adds advanced control technology and talent

**Accretive
Earnings Per Share**

$0.09



$0.06

($0.02)

2H14   **2015**

Enhances System Control Technology

Closing Comments

> 2Q 2014 Results in Line with Guidance

> Another Simplification Project Announced

> Announced Benshaw Acquisition

> Acquisition Pipeline Strong

> Strong Balance Sheet Provides Flexibility

Questions and Answers

REGAL

Appendix Non-GAAP Reconciliations

ADJUSTED DILUTED EARNINGS PER SHARE*	**Three Months Ended**		**Six Months Ended**	
	Jun 28, 2014	Jun 29, 2013	**Jun 28, 2014**	Jun 29, 2013
GAAP Diluted Earnings Per Share	$ **1.24**	$ 1.13	$ **2.20**	$ 2.22
Purchase Accounting Costs	**0.01**	—	**0.03**	—
Restructuring Costs	**0.05**	0.02	**0.11**	0.03
Retroactive Tax Credit	**—**	(0.02)	**—**	(0.04)
Gain on Disposal of Real Estate	**(0.03)**	—	**(0.03)**	—
Adjusted Diluted Earnings Per Share	$ **1.27**	$ 1.13	$ **2.31**	$ 2.21

ADJUSTED Gross Profit*	**Three Months Ended**		**Six Months Ended**	
Dollars in Millions	**Jun 28, 2014**	Jun 29, 2013	**Jun 28, 2014**	Jun 29, 2013
GAAP Gross Profit	$ **211.0**	$ 209.2	$ **405.4**	$ 408.7
Purchase Accounting Costs	**0.3**	-	**1.3**	-
Restructuring Costs	**3.3**	1.0	**7.5**	1.5
Adjusted Gross Profit	$ **214.6**	$ 210.2	$ **414.2**	$ 410.2

Appendix Non-GAAP Reconciliations

REGAL

ADJUSTED Income From Operations*
Dollars in Millions

	Three Months Ended		Six Months Ended	
	Jun 28, 2014	Jun 29, 2013	Jun 28, 2014	Jun 29, 2013
GAAP Income from Operations	$ 87.7	$ 81.1	$ 157.4	$ 157.0
Purchase Accounting and Transaction Costs	0.8	-	2.1	-
Restructuring Costs	3.6	1.4	7.8	2.3
Gain oN Disposal of Real Estate	(2.0)	-	(2.0)	-
Adjusted Income from Operations	$ 90.1	$ 82.5	$ 165.3	$ 159.3

Free Cash Flow
Dollars in Millions

	Three Months Ended		Six Months Ended	
	Jun 28, 2014	Jun 29, 2013	Jun 28, 2014	Jun 29, 2013
GAAP Net Cash Provided by Operating Activities	$ 99.5	$ 91.3	$ 145.3	$ 157.3
Additions to Property Plant and Equipment	(20.6)	(26.6)	(42.9)	(47.2)
Free Cash Flow	$ 78.9	$ 64.7	$ 102.4	$ 110.1
Free Cash Flow as a Percentage of Net Income Attributable to Regal Beloit	140.4 %	126.6 %	102.4 %	109.4 %

Appendix Non-GAAP Reconciliations

EBITDA Reconciliation

Dollars in Millions	3Q 2013	4Q 2013	1Q 2014	2Q 2014	LTM
Net Income	$52.6	($33.2)	$43.8	$56.2	$119.4
Asset Impairment and Other, Net	-	81.0	-	1.0	82.0
Plus: Minority Interest	1.9	0.4	1.2	1.9	5.4
Plus: Taxes	15.0	-3.7	16.0	21.0	48.3
Plus: Interest Expense	10.6	10.5	10.4	10.3	41.8
Less: Interest Income	-1.3	-1.8	-1.7	-1.7	-6.5
Plus: Depreciation	20.8	22.3	21.5	23.0	87.6
Plus: Amortization	10.9	11.1	11.3	12.2	45.5
Adjusted EBITDA	$110.5	$86.6	$102.5	$123.9	$423.5

Organic Growth Reconciliation

Net Sales Quarter Ended March 29, 2014	$850.2
Net Sales from Businesses Acquired Within Last Twelve Months	(31.8)
Impact of Foreign Currency Exchange Rates	3.3
Adjusted Net Sales Quarter Ended March 29, 2014	$821.7
Net Sales Quarter Ended March 30, 2013	$822.0